Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065 fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

FOR IMMEDIATE RELEASE

   Vasogen’s VP025 Prevents Detrimental Effects of Beta-Amyloid in
Preclinical Model of Cognitive Dysfunction

Reverses Key Measure of Memory and Learning Impairment

Toronto, Ontario (October 27, 2004) — Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a leader in the development of immune modulation therapies for the treatment of cardiovascular disease, today announced that data from new preclinical research in a model of cognitive dysfunction were presented at Neuroscience 2004, the Society for Neuroscience’s 34th Annual Meeting in San Diego. The results, presented by Dr. Marina Lynch’s team from the Trinity College Institute of Neuroscience, Dublin, Ireland, demonstrate the ability of Vasogen’s VP025 to reverse a key measure of memory and learning impairment in aged animals and also to prevent such impairment in animals injected with beta-amyloid, a major component of the plaques found in brains of Alzheimer’s disease patients.

“The ability to reverse an established loss of memory and learning function would represent a major advance in the treatment of Alzheimer’s disease, age-related dementia, and other neurodegenerative diseases,” stated Dr. Anthony Bolton, Vasogen’s Chief Scientific Officer. “Our increasing understanding of the effects that VP025 exerts in the impaired brain gives us confidence that this drug candidate may have therapeutic potential in combating Alzheimer’s disease and other dementias associated with aging.”

The persistent enhancement of the synaptic response in a specific neural pathway in the hippocampus (the area of the brain responsible for memory and learning) is described by long-term potentiation (LTP). LTP is considered to be a key physiological mechanism involved in memory and learning function that becomes impaired in both Alzheimer’s disease and with aging. This impairment is associated with activation of microglial cells (immune cells in the brain) and an increase in markers of inflammation, including interleukin-1ß (IL-1ß) and activation of c-Jun N-terminal kinase (JNK), a kinase involved in the inflammatory process.

The results presented today demonstrate both the ability of VP025 to significantly reverse the impairment in LTP (memory and learning function) in aged animals and to prevent such impairment in animals injected with beta-amyloid to model Alzheimer’s disease. VP025 was also shown to reduce activation of microglial cells and to abrogate both the age-related increase in concentration of the inflammatory cytokine IL-1ß, and the activation of JNK. Additionally, VP025 was shown to modulate a key cell survival pathway involving TrkB and pERK, and also restored the age-related loss of synaptophysin, a measure of the density of neural connections (synapses) in the brain.

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…page 2, October 27, 2004

Neurological conditions that are associated with an inflammatory response in the nervous system include Alzheimer’s disease, Parkinson’s disease, and ALS (also known as Lou Gehrig’s disease). These indications are characterized by increased levels of inflammatory mediators, including cytokines, leading to the death of nerve cells and the eventual loss of functional activity. Due to the prevalence, morbidity and mortality associated with neuro-inflammatory diseases, they represent a significant medical, social, and financial burden.

About the Society for Neuroscience:

The Society for Neuroscience is the world’s largest organization of scientists devoted to the study of the brain. The 36,000 members of the Society include basic researchers studying the many neuroscience disciplines, and clinicians specializing in neurology, neurosurgery, psychiatry, ophthalmology, and related fields. Neuroscience includes the study of brain development, sensation, perception, learning, memory, movement, sleep, stress, aging, neurological and psychiatric disorders, and the molecules, cells, and genes responsible for nervous system functioning.

About Vasogen:

Vasogen is a leader in the research and commercial development of immune modulation therapies targeting the chronic inflammation underlying cardiovascular disorders. Vasogen’s lead product, Celacade™ (immune modulation therapy) is currently in pivotal phase III clinical trials for the treatment of chronic heart failure and peripheral arterial disease. The Company’s 2,000-patient ACCLAIM trial, being conducted at cardiac centers throughout North America and Europe, is investigating the impact of Celacade™ on reducing the risk of mortality and morbidity in advanced chronic heart failure patients. Vasogen’s 500-patient SIMPADICO trial, being conducted at medical centers throughout North America, is designed to further investigate the impact of Celacade™ on reducing the debilitating symptoms associated with peripheral arterial disease. Celacade™ is designed to target chronic inflammation by activating the immune system’s physiological anti-inflammatory response to apoptotic cells. Vasogen is also developing a new class of drugs designed to interact with immune cells leading to the modulation of cytokines – potent chemical messengers that regulate and control inflammation. VP025, the lead product candidate from this new class of drugs, is in preclinical development for the treatment of neurodegenerative disorders including Parkinson’s and Alzheimer’s disease.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “intends,” “will,” “should,” “expects,” “projects,” and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company’s products, the availability of government and insurance reimbursements for the Company’s products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel and other risks detailed from time-to-time in the Company’s public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.